ATI Physical Therapy, Inc.

790 Remington Boulevard

Bolingbrook, Illinois 60440

April 25, 2022

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-3561

Attn: Jessica Ansart

Re:	ATI Physical Therapy, Inc.

Registration Statement on Form S-1

(File No. 333-264243)

Ladies and Gentlemen:

We refer to the above referenced registration statement on Form S-1 (the “Registration Statement”), of ATI Physical Therapy, Inc. (the “Company”).

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 4:00 p.m. (Eastern time) on April 26, 2022 or as soon as practicable thereafter. In making this request, the Company acknowledges that it is aware of its responsibilities under the Securities Act.

Please call Alexander D. Lynch at (212) 310-8971, of Weil, Gotshal & Manges LLP, to confirm the effectiveness of the Registration Statement.

Very truly yours,

ATI Physical Therapy, Inc.

By:	/s/ Diana Chafey
Name:	Diana Chafey
Title:	Chief Legal Officer and Corporate Secretary